February 23, 2010
Mr. H. Christopher Owings, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Mail Stop 3561
Re:	Ormat Technologies, Inc.: Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement on Schedule 14A Filed March 23, 2009 File No. 001-32347
Dear Mr. Owings:
          Ormat Technologies, Inc. (the “Company”) acknowledges receipt of the letter dated February 11, 2010 (the “Staff Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”). Set forth below are the Staff’s comments contained in the Staff Letter (in bold face type) followed by our responses.
Form 10-K for the Fiscal Year Ended December 31, 2008
1.	We have reviewed your response letters dated October 12, 2009, November 25, 2009 and January 13, 2010. We do not believe it is appropriate to analogize to full cost accounting. ASC 932 (formally SFAS 19) and Rule 4-10 of Regulation S-X specifically exclude geothermal activities from their scope. We believe that full cost accounting should only be applied or analogized to oil and gas activities. We do not believe that ASC 360-10-35 (formerly SFAS 144) allows you to group an abandoned project, due to the lack of a commercially viable resource which would not support an asset, with other projects for which you still believe a commercially viable resource is probable and may support an asset. Please restate your financial statements to write off all projects that you have determined are not economically feasible and reflect the expense in the period in which you made this determination, consistent with the guidance in ASC 360-10-35.
ORMAT TECHNOLOGIES, INC.
6225 Neil Road, Reno, NV 89511-1136 Telephone: (775) 356-9029 Facsimile: (775) 356-9039

          In response to the Staff’s request that we restate our financial statements, after analyzing the impact of such a restatement, including the preparation of a SAB 99 analysis, our Board of Directors and Audit Committee concluded that we should restate our financial statements for the year ended December 31, 2008. We will file a report under Section 4.02(a) of Form 8-K announcing that our financial statements for the year ended December 31, 2008 should no longer be relied upon.
          The restatement will show a change in our accounting treatment for certain exploration and development costs. These costs were capitalized as described in Note 1 of the December 31, 2008 financial statements. The December 31, 2008 financial statements will be restated to write-off unsuccessful exploration and development costs for sites where we determined not to pursue further development during 2008.
          The effect of this restatement on the December 31, 2008 financial statements is as follows:

(U.S. dollars in
millions)
Consolidated balance sheet as of December 31, 2008:
Decrease in construction-in-process	$9.8
Decrease in deferred tax liability	3.6
Decrease in equity	6.2

Consolidated statement of operations and comprehensive income for the year ended December 31, 2008:
Decrease in net income	6.2
Decrease in comprehensive income	6.2
          We plan to include the effect of the restatement of the December 31, 2008 financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.
          We also plan to revise our consolidated financial statements as of and for the three and nine months ended September 30, 2009 to reduce net income and comprehensive income by approximately $1.5 million to expense previously capitalized exploration and development costs related to a project for which we determined we would abandon further exploration and development during the third quarter of 2009. In connection with the filing of our Annual Report on Form 10-K for the year ended December 31, 2009, we will revise the third quarter unaudited financial information included in the notes to the financial statements included therein to reflect the expensing of such costs in that interim period.
2.	We understand from your disclosures and your response letters dated October 12, 2009, November 25, 2009 and January 13, 2010 that you test your exploration projects for impairment at the area of interest level. You define this area of interest as one or more projects serviced by a single control room and treat all cash inflows and outflows as relating to the pool of these asset costs. Based on the information provided in your response to our prior comments, it remains unclear to us that such high level of asset grouping for the purpose of evaluating impairment is appropriate under ASC 360-10-35 (formerly SFAS 144). Further, we are unclear as to whether the control room is a direct, variable cost center whose operating costs should be “pushed down” to the individual projects when evaluating impairment at the plant level or whether the control room should be evaluated at a higher level using the excess cash flows of the individual plants.

Please supplementally clarify your position on this matter. In this regard, tell us whether your impairment testing would produce a materially different result if your exploration projects were tested for impairment at the project level (e.g. Wildhorse, Seven Devils). Please specifically address how Carson Lake would fare in an impairment test at the plant level. Please finally note that we may raise this matter in future reviews to the extent we identify circumstances in which it appears it could have a material impact.
          In response to the Staff’s comment, we supplementally advise the Staff that unlike other shared services that are more administrative in nature (e.g., back office support), our central control room is an integral component of the successful operation of our power plants. The other significant activities that we plan to share among our operating plants constructed in an area of interest are the operating and maintenance (“O&M”) activities, including among others a single complex manager, a centralized O&M staff and certain other facilities. Because of the significance of these shared activities, we believe an asset grouping at the complex level is appropriate. We understand the Staff is unclear as to whether the control room is a direct, variable cost center whose operating costs should be “pushed down” to the individual projects when evaluating impairment at the plant level or whether the control room should be evaluated at a higher level using the excess cash flows of the individual plants. In this regard, we supplementally advise the Staff that we have tested our exploration projects for impairment at the project level (including Carson Lake), and have concluded that none of these projects is subject to impairment under ASC 360-10-35 (formerly SFAS No. 144). To the extent we operate a group of power plants that are ultimately constructed from our exploration projects together as a complex, we will assess the appropriateness of the asset grouping at that time. However, after excluding the costs of unsuccessful exploration projects, we do not expect the power plants that will be constructed from our exploration projects will be subject to impairment when assessed at the plant, rather than the complex, level.
3.	We have reviewed your response letters dated October 12, 2009, November 25, 2009 and January 13, 2010. Given the increasing significance of your exploration projects to your company as a whole, we believe you should expand your disclosures concerning these projects in the description of your business and MD&A as follows:
•	In the description of your business or wherever you deem appropriate, please provide an expanded, robust discussion of the multiple stages of your exploration and development process, through construction and operation. Please also provide a narrative discussion of significant changes in your exploration and development projects during the period covered by your financial statements, including discussions of projects that were added during the period and projects that were abandoned during the period.
          The following material would replace material in the Form 10-K under the heading “How We Obtain Development Sites and Geothermal Resources,” and “How We Explore and Evaluate Geothermal Resources,” and be placed immediately before the heading “How We Operate and Maintain Our Power Plants”.
“How We Explore and Evaluate Geothermal Resources
Since 2006, we have expanded our exploration activities, particularly in Nevada. These activities generally involve:
•	Identifying and evaluating potential geothermal resources using information available to us from public and private resources as described under “Initial Evaluation” below.

•	Acquisition of land rights to any geothermal resources our Initial Evaluation indicates could probably support a commercially viable power plant, taking into account various factors described under “Land Acquisition” below.

•	Conducting geophysical and geochemical surveys on some or all of the sites acquired, as described under “Surveys” below.

•	Obtaining permits to conduct exploratory drilling, as described under “Permitting” below.

•	Drilling one or more exploratory wells on some or all of the sites to confirm and/or define the geothermal resource where indicated by our Surveys, creating access roads to drilling locations and related activities, as described under “Exploratory Drilling” below.

•	Drilling a full-size well (as described below) if our Exploratory Drilling indicates the geothermal resource can support a commercially viable power plant taking into account various factors described under “Drilling” below. Drilling a full-size well is the point at which we consider a site moves from exploration to construction.
It normally takes us one to two years from the time we start active exploration of a particular geothermal resource to the time we have an operating production well, assuming we conclude the resource is commercially viable.
Initial Evaluation. As part of our Initial Evaluation, we generally follow the following process, although our process can vary from site to site depending on the particular circumstances involved:
•	We evaluate historic geologic and geothermal information available from public and private databases.

•	For some sites, we may obtain and evaluate additional information from other industry participants, such as where oil or gas wells may have been drilled on or near a site.

•	We generally create a digital, spatial geographic information systems database containing all pertinent information, including thermal water temperature gradients derived from historic drilling, geologic mapping information (e.g., formations, structure and topography), and any available archival information about the geophysical properties of the potential resource.

•	We assess other relevant information, such as infrastructure (e.g., roads and electric transmission lines), natural features (e.g., springs and lakes), and man-made features (e.g., old mines and wells).
Our Initial Evaluation is usually conducted by our own staff, although we might engage outside service providers for some tasks from time to time. The costs associated with an Initial Evaluation vary from site to site, based on various factors, including the acreage involved and the costs, if any, of obtaining information from private databases or other sources. But, on average, our expenses for an Initial Evaluation of a site range from $20,000 to $100,000.
If we conclude, based on the information considered in the Initial Evaluation, that the geothermal resource can support a commercially viable power plant, taking into account various factors described below, we proceed to Land Acquisition.

Land Acquisition. For domestic power plants, we either lease or own the sites on which our power plants are located. In our foreign power plants, our lease rights for the plant site are generally contained in the terms of a concession agreement or other contract with the host government or an agency thereof. In certain cases, we also enter into one or more geothermal resource leases (or subleases) or a concession or other agreement granting us the exclusive right to extract geothermal resources from specified areas of land, with the owners (or sublessors) of such land. This documentation will usually give us the right to explore, develop, operate and maintain the geothermal field, including, among other things, the right to drill wells (and if there are existing wells in the area, to alter them) and build pipelines for transmitting geothermal fluid. In certain cases, the holder of rights in the geothermal resource is a governmental entity and in other cases a private entity. Usually the duration of the lease (or sublease) and concession agreement correspond to the duration of the relevant power purchase agreement if any. In certain other cases, we own the land where the geothermal resource is located, in which case there are no restrictions on its utilization. Leasehold interests in federal land in the United States are regulated by the BLM and the Minerals Management Service. These agencies have rules governing the geothermal leasing process as discussed under the heading “Description of Our Leases and Lands”.
For most of our current exploration sites in Nevada, we acquire rights to use geothermal resource through land leases with the BLM, various states or through private leases. Under these leases, we typically pay an up-front non-refundable bonus payment, which is a component of the competitive lease process. In addition, we undertake to pay nominal, fixed annual rent payments for the period from the commencement of the lease through the completion of construction. Upon the commencement of power generation, we begin to pay to the lessors long-term royalty payments based on the use of the geothermal resources as defined in the respective agreements. These payments are contingent on the power plant’s revenues. There is a summary of our typical lease terms under the heading “Description of our Leases and Lands”.
The up-front bonus and royalty payments vary from site to site and are based, among other things, on current market conditions.
Surveys. Following the acquisition of land rights for a potential geothermal resource, we conduct surface water analyses and soil surveys to determine proximity to possible heat flow anomalies and up-flow/permeable zones and augment our digital database with the results of those analyses. We then initiate a suite of geophysical surveys (e.g., gravity, magnetics, resistivity, magnetotellurics and spectral surveys) to assess surface and sub-surface structure (e.g., faults and fractures) and develop a roadmap of fluid-flow conduits and overall permeability. All pertinent geophysical data are then used to create three dimensional geothermal reservoir models that are used to identify drill locations.
We make a further determination of the commercial viability of the geothermal resource based on the results of this process, particularly the results of the geochemical and geophysical surveys. If the results from the geochemical and geophysical surveys are poor (i.e., low derived resource temperatures or poor permeability), we will re-evaluate the commercial viability of the geothermal resource and may not proceed to exploratory drilling.
Exploratory Drilling. If we proceed to exploratory drilling, we generally will use outside contractors to create access roads to drilling sites. After obtaining drilling permits, we generally drill temperature gradient holes and/or slim holes using either our own drilling equipment or outside contractors. However, exploration of some geothermal resources can require drilling a full-size well, particularly where the resource is deep underground. If the slim hole is “dry”, it may be capped and the area reclaimed if we conclude that the geothermal resource will not support a commercially viable power project. If the slim hole supports a conclusion that the geothermal resource will support a commercially viable power plant, it may either be:
•	Converted to a full-size commercial well, used either for extraction or reinjection of geothermal fluids (“Production Well”).

•	Used as an observation well to monitor and define the geothermal resource.
The costs we incur for Exploratory Drilling vary from site to site based on various factors, including market demand for drilling contractors and equipment (which may be affected by on-shore oil and gas exploration activities, among other things), the accessibility of the drill site, the geology of the site, and the depth of the resource, among other things. However, on average, exploration drilling costs approximately $5 million for each site.
At various points during our exploration activities, we re-assess whether the geothermal resource involved will support a commercially viable power plant. In each case, this re-assessment is based on information available at that time. Among other things, we consider the following factors:
•	New information obtained concerning the geothermal resource as our exploration activities proceed, and particularly the expected megawatt capacity power plant the resource can be expected to support.

•	Current and expected market conditions and rates for contracted and merchant electric power in the market(s) to be serviced.

•	Anticipated costs associated with further exploration activities.

•	Anticipated costs for design and construction of a power plant at the site.

•	Anticipated costs for operation of a power plant at the site, particularly taking into account the ability to share certain types of costs (such as control rooms) with one or more other power plants that are, or are expected to be, operating near the site.
If we conclude that the geothermal resource involved will support a commercially viable power plant, we proceed to constructing a power plant at the site.
How We Construct Our Power Plants. The principal phases involved in constructing one of our power plants are as follows:
•	Drilling Production Wells.

•	Designing the well field, power plant, equipment, controls and transmission facilities.

•	Obtaining any required permits.

•	Manufacturing (or in the case of equipment we do not manufacture ourselves, buying) the equipment required for the power plant.

•	Assembling and constructing the well field, power plant, transmission facilities and related facilities.
It generally takes approximately two years from the time we drill a Production Well until the power plant becomes operational.
Drilling Production Wells. As noted above, we consider drilling the first Production Well as the beginning of our construction phase for a power plant. The number of Production Wells varies from plant to plant depending, among other things, on the geothermal resource, the projected capacity of the power plant, the power generation equipment to be used and the way geothermal fluids will be re-injected to maintain the geothermal resource and surface conditions. The Production Wells are normally drilled by our own drilling equipment. In some cases we use outside contractors, generally firms that service the on-shore oil and gas industry.
The cost for each Production Well varies depending, among other things, on the depth and size of the well and market conditions affecting the supply and demand for drilling equipment, labor and operators. On average, however, our costs for each Production Well range from $3 million to $5 million.
Design. We use our own employees to design the well field and the power plant, including equipment that we manufacture. The designs vary based on various factors, including local laws, required permits, the geothermal resource, the expected capacity of the power plant and the way geothermal fluids will be re-injected to maintain the geothermal resource and surface conditions.
Permits. We use our own employees and outside consultants to obtain any required permits and licenses for our power plants that are not already covered by the terms of our site leases. The permits and licenses required vary from site to site, and are described below under the heading “Permits“.
Manufacturing. Generally, we manufacture most of the power generating unit equipment we use at our power plants. Multiple sources of supply are available for all other equipment we do not manufacture.
Construction. We use our own employees to manage the construction work. For site grading, civil, mechanical and electrical work we use subcontractors.
During the year ended December 31, 2009, two sites moved from the exploration stage into construction, compared to one site during the year ended December 31, 2008. For 2009, these sites were Carson Lake, where a full-sized production well was drilled, and McGinness Hills, and for 2008, this site was Jersey Valley. During the year ended December 31, 2008 and 2009, we discontinued exploration activities at two sites and one site, respectively, after drilling slim holes and concluding that the geothermal resource at those sites would not support commercially viable power plants at this time. Those sites are Buffalo Valley, Grass Valley and Rock Hill, all in Northern Nevada. The costs associated with exploration activities at those sites were expensed during the years ended December 31, 2008 and 2009, respectively. Six new sites were added to our exploration activities in 2009, compared with five sites that were added to our exploration activities in 2008.”
•	In your Critical Accounting Policies, please explain the point at which you begin capitalizing costs for your exploration projects, disclose the types of costs capitalized and discuss the uncertainties inherent in management’s judgment as to whether a commercially viable resource exists at the time capitalization commences. To provide your investors with insight into the inherent risks of capitalizing these costs, you should briefly discuss projects that were ultimately abandoned and quantify the resulting impairment of previously capitalized costs. If management believes these historical impairments are not indicative of future impairments, you should discuss this.
          In response to the Staff’s comment, we will revise our disclosure in future filings to replace the existing discussion under “Property, Plant and Equipment” with the following disclosure:
“We capitalize all costs associated with the acquisition, development and construction of power plant facilities. Major improvements are capitalized and repairs and maintenance (including major maintenance) costs are expensed. We estimate the useful life of our power plants to range between 25 and 30 years. Such estimates are made by management based on factors such as prior operations, the terms of the underlying power purchase agreements, geothermal resources, the location of the assets and specific power plant characteristics and designs. Changes in such estimates could result in useful lives which are either longer or shorter than the depreciable lives of such assets. We periodically re-evaluate the estimated useful life of our power plants and revise the remaining depreciable life on a prospective basis.
We capitalize costs incurred in connection with the exploration and development of geothermal resources beginning when we acquire land rights to the potential geothermal resource. Prior to acquiring land rights, we make an initial assessment that an economically feasible geothermal reservoir is probable on that land using available data and external assessments vetted through our exploration department and occasionally outside service providers. Costs incurred prior to acquiring land rights are expensed. It normally takes one to two years from the time we start active exploration of a particular geothermal resource to the time we have an operating production well, assuming we conclude the resource is commercially viable.
In most cases, we obtain the right to conduct our geothermal development and operations on land owned by the Bureau of Land Management, various states or with private parties. In consideration for certain of these leases, we may pay an up-front non-refundable bonus payment which is a component of the competitive lease process. The up-front non-refundable bonus payments and other related costs, such as legal fees, are capitalized and included in construction in process. Once we acquire land rights to the potential geothermal resource, we perform additional activities to assess the commercial viability of the resource. Such activities include among others conducting surveys and other analyses, obtaining drilling permits, creating access roads to drilling sites, and exploratory drilling which may include temperature gradient holes and/or slim holes. Such costs are capitalized and included in construction-in-process. Once our exploration activities are complete, we finalize our assessment as to the commercial viability of the geothermal resource and either proceed to the construction phase for a power plant or abandon the site. If we abandon a site, capitalized costs associated with the project are expensed in the period such determination is made.
Our assessment of economic viability of an exploration project involves significant management judgment and uncertainties as to whether a commercially viable resource exists at the time we acquire land rights and begin to capitalize such costs. As a result, it is possible that our initial assessment of a geothermal resource may be incorrect and we would have to write-off costs associated with the project that were previously capitalized. During the years ended December 31, 2009 and 2008, we determined that the geothermal resource at three of our exploration projects would not support commercial operations and abandoned the sites. As a result of this determination, we expensed $                 and $9,828,000 of capitalized costs during the years ended December 31, 2009 and 2008, respectively. Due to the uncertainties inherent in geothermal exploration, these historical impairments may not be indicative of future impairments. Included in construction in process are costs related to projects in exploration and development of $                 and $34,958,000 at December 31, 2009 and 2008, respectively.”
•	Please show us the disclosures you expect to make for these matters.
Please refer to the disclosures described above.
4.	We have reviewed your response letters dated October 12, 2009, November 25, 2009 and January 13, 2010. Given the increasing significance of your exploration projects to your company as a whole, we believe you should expand your disclosures concerning these projects within your financial statements as follows:
•	Please expand your cost capitalization policy for your exploration and drilling costs, clarifying the types of costs that are expensed and the types of costs that are capitalized. For capitalized costs, you should identify the point at which you begin capitalizing them, including capitalized interest. Please also expand your discussion of “dry holes” within your accounting policy, explaining how these differ from dry holes in the oil and gas industry (i.e. we understand these holes can be used for other purposes such as monitoring the water level) to clarify to your investors why you believe these costs constitute an asset.
          In response to the Staff’s comment, we plan to supplement our discussion of capitalized costs in Note 1 of our financial statements with the following disclosure. We eliminated the term “dry hole” from our disclosure to avoid using terminology that may have different meaning in the oil and gas industry.
“The Company capitalizes costs incurred in connection with the exploration and development of geothermal resources once it acquires land rights to the potential geothermal resource. Prior to acquiring land rights, the Company makes an initial assessment that an economically feasible geothermal reservoir is probable on that land. The Company determines the economic feasibility of potential geothermal resources internally, with all available data and external assessments vetted through the exploration department and occasionally using outside service providers. Costs associated with the initial assessment are expensed and included in cost of electricity revenues on the consolidated statements of operations and comprehensive income. Such costs were immaterial during the years ended December 31, 2009, 2008 and 2007. It normally takes one to two years from the time active exploration of a particular geothermal resource begins to the time a production well is in operation, assuming the resource is commercially viable.
In most cases, the Company obtains the right to conduct the geothermal development and operations on land owned by the Bureau of Land Management, various states or with private parties. In consideration for certain of these leases, the Company may pay an up-front bonus payment which is a component of the competitive lease process. The up-front bonus payments and other related costs, such as legal fees, are capitalized and included in construction-in-process. The annual land lease payments made during the exploration, development and construction phase are expensed as incurred and included in electricity cost of revenues on the consolidated statements of operations and comprehensive income. Upon commencement of power generation on the leased land, the Company begins to pay to the lessors long-term royalty payments based on the utilization of the geothermal resources as defined in the respective agreements. Such payments are expensed when the related revenues are earned and included in electricity cost of revenues on the consolidated statements of operations and comprehensive income.
Following the acquisition of land rights to the potential geothermal resource, the Company conducts further studies and surveys, including water and soil analyses among others, and augments its database with the results of these studies. The Company then initiates a suite of geophysical surveys to assess the resource and determine drilling locations. If the results of these activities support the initial assessment of the feasibility of the geothermal resource, the Company then proceeds to exploratory drilling and other related activities which may include drilling of temperature gradient holes, drilling of slim holes, building access roads to drilling locations, drilling full size production and/or injection wells and flow tests. If the slim hole supports a conclusion that the geothermal resource will support a commercially viable power plant, it may either be converted to a full-size commercial well, used either for extraction or re-injection or geothermal fluids, or used as an observation well to monitor and define the geothermal resource. Costs associated with these activities and other directly attributable costs, including interest once physical exploration activities begin and permitting costs are capitalized and included in construction-in-process. If the Company concludes that a geothermal resource will not support commercial operations, capitalized costs are expensed in the period such determination is made.
All exploration and development costs that are being capitalized, including the up-front bonus payments made to secure land leases, will be depreciated over their estimated useful lives when the related geothermal power plant is substantially complete and ready for use. A geothermal power plant is substantially complete and ready for use when electricity generation commences.”
•	Please quantify the major categories of cost within your construction in process (CIP) account for each balance sheet date. For example, your components of CIP could be: lease bonus payments, costs of geochemical and geophysical studies after acquiring a lease, exploration costs including drilling costs, capitalized interest costs and construction costs. Please note that these are only suggested categories and should be modified as appropriate.
          In response to the Staff’s comment, we plan to add the following table to Note 6 — “Property, Plant and Equipment and Construction-in-Process”. We have prepared the table on a consolidated basis for projects under exploration and development and projects under construction. We have included the costs of geochemical and geophysical studies after acquiring a lease in “Pre-development Exploration Costs” because the amounts are immaterial. The December 31, 2009 amounts will be included in the 2009 Form 10-K.

	December 31,
	2009	2008 (As Restated)
	(Dollars in thousands)
Projects under exploration and development:
Up-front bonus lease costs	$—	$17,286	(1)
Exploration and development costs	—	17,057
Interest capitalized	—	615

	$—	$34,958

Projects under construction:
Up-front bonus lease costs	$—	$—
Drilling and construction costs	—	344,439
Interest capitalized	—	14,827

	—	359,266

Total	$—	$394,224

     (1) Reflects a reclassification of $17,286,000 of up-front bonus lease costs from property, plant and equipment to construction in process as of December 31, 2008.
•	Please provide a rollforward of total CIP for each period presented, including costs capitalized, amounts written off due to abandonment of a project and reclassified amounts. Please consider providing this rollforward by project but at a minimum, by stage of exploration or development.
          In response to the Staff’s comment, we plan to add the following rollforward table to Note 6 — “Property, Plant and Equipment and Construction-in-Process”. We have prepared the table on a consolidated basis for projects under exploration and development and projects under construction. The 2009 amounts will be included in the 2009 Form 10-K.

	Projects under Exploration and Development
		Exploration and
	Up-front Bonus	Development	Capitalized
	Lease Costs	Costs	Interest	Total
	(Dollars in thousands)
Balance at December 31, 2006	$—	$844	$—	$844
Cost incurred during the year	8,207	15,184	205	23,596

Balance at December 31, 2007	8,207	16,028	205	24,440

Cost incurred during the year	9,079	33,568	2,280	44,927
Write off of unsuccessful exploration costs	—	(9,278)	(550)	(9,828)
Transfer of projects under exploration and development to projects under construction		(23,261)	(1,320)	(24,581)

Balance at December 31, 2008 (As Restated)	17,286	17,057	615	34,958
Cost incurred during the year
Write off of unsuccessful exploration costs
Transfer of projects under exploration and development to projects under construction

Balance at December 31, 2009	$—	$—	$—	$—

     The above table reflects a reclassification of $17,286,000 and $8,207,000 as of December 31, 2008 and 2007, respectively, of up-front bonus lease costs, from property, plant and equipment to construction in process.

	Projects under Construction
		Drilling and
	Up-front Bonus	Construction	Capitalized
	Lease Costs	Costs	Interest	Total
		(Dollars in thousands)
Balance at December 31, 2006	$—	$162,676	$5,555	$168,231
Cost incurred during the year	—	202,933	6,631	209,564
Transfer of completed projects to property, plant and equipment	—	(152,905)	(7,109)	(160,014)

Balance at December 31, 2007	—	212,704	5,077	217,781
Cost incurred during the year	—	346,298	19,032	365,330
Transfer of completed projects to property, plant and equipment	—	(237,824)	(10,602)	(248,426)
Transfer from projects under exploration and development	—	23,261	1,320	24,581

Balance at December 31, 2008 (As Restated)	—	344,439	14,827	359,266
Cost incurred during the year
Write off of unsuccessful exploration costs
Transfer of completed projects to property, plant and equipment
Transfer from projects under exploration and development

Balance at December 31, 2009	$—	$—	$—	$—

•	Please expand your impairment policy for long-lived assets for operating plants and projects in exploration and/or development, clearly explaining how you determine the lowest level of identifiable cash flows that are largely independent of other cash flows and the resulting asset groupings that you use.
          In response to the Staff’s comment, we plan to add the following disclosure to Note 1 — “Business and Significant accounting Policies”:
“The Company evaluates long-lived assets, such as property, plant and equipment, construction-in-process, power purchase agreements, and unconsolidated investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors which could trigger an impairment include, among others, significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of assets or its overall business strategy, negative industry or economic trends, a determination that an exploration project will not support commercial operations, a determination that a suspended project is not likely to be completed, a significant increase in costs necessary to complete a project, legal factors relating to its business or when it concludes that it is more likely than not that an asset will be disposed of or sold.
The Company tests its operating plants that are operated together as a complex for impairment at the complex level because the cash flows of such plants result from significant shared operating activities. For example, the operating power plants in a complex are managed under a combined operation management generally with one central control room that controls all of the power plants in a complex and one maintenance group that services all of the power plants in a complex. As a result, the cash flows from individual plants within a complex are not largely independent of the cash flows of other plants within the complex. The Company tests for impairment its operating plants which are not operated as a complex as well as its projects under exploration, development or construction that are not part of an existing complex at the plant or project level. To the extent an operating plant becomes part of a complex, the Company will test for impairment at the complex level.
Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset. The significant assumptions that the Company uses in estimating its undiscounted future cash flows include: (i) projected generating capacity of the complex or power plant and rates to be received under the respective power purchase agreement(s); and (ii) projected operating expenses of the relevant complex or power plant. Estimates of future cash flows used to test recoverability of a long-lived asset under development also include cash flows associated with all future expenditures necessary to develop the asset.
If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management believes that no impairment exists for long-lived assets; however, estimates as to the recoverability of such assets may change based on revised circumstances.”
•	Please show us the disclosures you expect to make for these matters.
Please refer to the disclosures described above.
* * * * * *

          We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact the undersigned or Joseph Tenne, our Chief Financial Officer, at Tel: 1-775-356-9029.
Sincerely,
/s/ Yehudit Bronicki
Yehudit Bronicki
Chief Executive Officer
Ormat Technologies, Inc.
VIA EDGAR AND BY HAND
cc:	Securities and Exchange Commission Mr. Ronald E. Alper, Esq. Ms. Yong Kim Mr. George K. Schuler Ms. Jennifer Thompson

Chadbourne & Parke LLP Mr. Noam Ayali, Esq. Mr. Charles E. Hord, III, Esq.